Exhibit 99.13

Phone:	(403) 266-2443 (Calgary)	(403) 263-7210 (Calgary)
Email:	ops@ccnmatthews.com	Website: www.ccnmatthews.com

January 24, 2007

To whom it may concern:

On Jan. 23, 2007 CCNMatthews filed a Press Release  for Canadian Superior Energy Inc. that contained an incorrect document.  Please note that we have filed the correct document as Submission Number 2 under the same Project Number (1043074).

Please call me if you have any questions or inquiries.

Ian Gerritsen

CCN Matthews

(403)-266-2443